Via Facsimile and U.S. Mail
Mail Stop 6010

September 24, 2008

Jay S. Bullock
Chief Financial Officer
Argo Group International Holdings, Ltd.
110 Pitts Bay Road
Pembroke HM 08 Bermuda

Re: **Argo Group International Holdings, Ltd.**
Form 10-K for the Fiscal Year Ended December 31, 2007
Filed March 5, 2008
Form 10-Q for the Quarterly Period Ended June 30, 2008
Filed August 11, 2008
Form 8-K dated May 14, 2008
Filed July 30, 2008
File Number: 001-15259

Dear Mr. Bullock:

    We have reviewed your filings and have the following comments. We think you should revise your Form 8-K filed on July 30, 2008 in response to comments four, five and six. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our other comments with respect to your Form 10-K for the year ended December 31, 2007 and your Form 10-Q for the quarter ended June 30, 2008, we request that you provide us with information to better understand your disclosure. Where these other comments request you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the amendment to your Form 8-K and information provided regarding your Forms 10-K and 10-Q, we may raise additional comments and/or request that you amend your filings.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2007

Management's Discussion and Analysis of Financial Condition and Results of Operations
Segment Results, page 51

1. It appears that you have significantly revised your estimate of loss reserves
    recorded in prior years. Please revise your disclosure in Management's
    Discussion and Analysis to explain the reason for your change in estimate. For
    each line of business, include the following disclosures:

    a. Identify the years to which the change in estimate relates and disclose the
        amount of the related loss reserve as of the beginning of the year that was re-
        estimated.

    b. Identify the changes in the key assumptions you made to estimate the reserve
        since the last reporting date.

    c. Identify the nature and timing of the change in estimate, explicitly identifying
        and describing in reasonable specificity the new events that occurred or
        additional information acquired since the last reporting date that led to the
        change in estimate.

    d. Ensure your disclosure clearly explains why recognition occurred in the
        periods that it did and why recognition was not required in earlier periods.

    e. Disclose any trends such as, the number of claims incurred, average
        settlement amounts, number of claims outstanding at period ends along with
        average per claim outstanding, and any other trends, necessary to understand
        the change in estimate. Please explain the rationale for a change in estimate
        that does not correlate with trends.

Loss Reserve Estimation Methods, page 67

2. You disclose that "the company also employs independent actuaries to
    supplement internal analyses, which are considered in deriving management's
    best estimate of loss reserves." Please disclose what information you receive from
    the independent actuaries, your specific procedure for using the information
    provided by independent actuaries when calculating your loss reserves, whether
    you have adjusted your loss reserve estimates based on the analyses performed by
    independent actuaries and if so by how much.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk, page 79

3. For those securities guaranteed by third party mono-line insurers please disclose the credit rating of the securities with and without the guarantee. Also disclose any significant concentration in a guarantor both direct exposure (i.e. investments in a guarantor) and indirect exposure (i.e. investments guaranteed by a guarantor).

Form 8-K dated May 14, 2008 filed on July 30, 2008

Exhibit 99.2 - Heritage Underwriting Agency PLC Financial Information
Report of the Auditors

4. The audit report of CLB Littlejohn Frazer contains a paragraph that restricts the use of its report. We have previously considered the use of audit reports containing similar restrictions, and determined that the inclusion of such reports is not appropriate in SEC filings. Please refer to the guidance available at: http://www.sec.gov/divisions/corpfin/internatl/cfirdissues1104.htm#P355_53352, and revise your filing accordingly.

5. Further, the audit report must state that the audit was conducted in accordance with US generally accepted auditing standards (US GAAS) and follow the reporting requirements of US GAAS. Please refer to Item 8 of Form 20-F and Article 2 of Regulation S-X and revise your filing accordingly.

Financial Statements

6. We note that the financial statements were prepared using IFRS as adopted for use in the European Union. Please revise to include a reconciliation to U.S. GAAP since the significance of this acquisition appears to exceed 30% based on the income test and the financial statements are not presented under IFRS as adopted by the IASB. Please refer to Item 17(c)(2)(v) of Form 20-F. Alternatively, if you believe that the significance level of the acquisition does not exceed 30%, please provide all supporting calculations for each test of significance.

Form 10-Q for the quarterly period ended June 30, 2008

Notes to Consolidated Financial Statements

3. Business Acquisitions
Acquisition of Heritage, page 10

7. You disclose that "the final allocation of purchase price will be determined after completion of a thorough analysis to determine fair values of Heritage's tangible

and intangible assets and liabilities. Accordingly, the allocation may change as additional information becomes available and the impact of the changes may be material." Please revise your disclosure to state the specific assets and liabilities for which the fair value is still preliminary and why. In addition, disclose the time frame in which you believe the fair value allocation will be completed. Refer to SAB 103 Topic 2.A.7 for additional guidance.

15. Fair Value Measurements, page 26

8. You disclose that you obtain fair value measurements from third parties, such as pricing services, investment managers, NAIC SVO valuation office. To the extent third parties are used to assist in the determination of fair value, please revise your disclosure to address the following:

- The nature and amount of assets you valued using quotes or prices obtained from third parties, along with the classification in the fair value hierarchy;
- The number of quotes or prices you generally obtained per instrument, and if you obtained multiple quotes or prices, how you determined the ultimate value used in your financial statements;
- Whether, and if so, how and why, you adjusted quotes or prices obtained from third parties;
- The extent to which third parties are gathering observable market information as opposed to using unobservable inputs and/or proprietary models in making valuation judgments and determinations;
- Whether the quotes obtained from third parties are binding or non-binding; and,
- The procedures you performed to validate the prices you obtained to ensure the fair value determination is consistent with SFAS 157, Fair Value Measurements, and to ensure that you properly classified your assets and liabilities in the fair value hierarchy.

* * * *

As appropriate, please amend your Form 8-K filed on July 30, 2008 and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please furnish the letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Dana Hartz, Staff Accountant, at (202) 551-3648 or Don Abbott, Review Accountant, at (202) 551-3608 if you have any questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant